Contacts:

Lorus Therapeutics Inc.

            Media Contacts:

            US Investor Relations

Bruce Rowlands

Eliza Walsh / Amy Banek

Tim Clemensen

Senior Vice President

Mansfield Communications

Rubenstein & Co.

(416) 798-1200 ext. 338            (416) 599-0024 / (212) 370-5045

(212) 843-9337

browlands@lorusthera.com

eliza@mcipr.com/ amy@mcipr.com

tim@rir1.com

LORUS DESCRIBES VIRULIZIN(R)'S ABILITY TO INDUCE A NOVEL CYTOKINE IL-17E TO

 ENCHANCE ANTITUMOR ACTIVITY

Accepted for presentation, 2005 American Society of Clinical Oncology Meeting

TSX:

LOR

AMEX:           LRP

TORONTO, CANADA, MARCH 9, 2005 - - Lorus Therapeutics Inc. ('Lorus'), a biopharmaceutical company specializing in the research, development and commercialization of pharmaceutical products and technologies for the management of cancer, today announced the discovery that IL-17E, a novel component of the immune system,

participates in the mechanism of Virulizin(R)-mediated anticancer activity, further elucidating the mechanism of action of this drug, which is in a fully enrolled pivotal Phase III clinical trial for the treatment of pancreatic cancer.

Virulizin(R), Lorus' lead anticancer drug candidate, has demonstrated favourable safety and efficacy in phase I and II clinical trials by stimulating the immune system to attack and destroy tumor cells.  Scientists at Lorus have continued to identify the cellular components of the immune system involved in the mechanism by which Virulizin(R) acts as a novel biological response modifier.  Previously published results demonstrate that macrophages and NK cells, essential parts of the innate immune response, are important components in the antitumor mechanism of Virulizin(R).

A presentation on this discovery, entitled "Virulizin(R) induces production of IL-17E to enhance antitumor activity by recruitment of eosinophils into tumors," was selected as an abstract and a presentation as part of the Scientific Program in the Developmental Therapeutics: Immunotherapy General Session (Abstract ID:  2537) at the 2005 annual meeting of the American Society of Clinical Oncology (ASCO) in Orlando, Florida, May 13-17, 2005.

(more)

"The presentation at ASCO will be our first discussion of these exciting results which add another layer to our understanding of how Virulizin(R) acts as a novel antitumor agent.  That Virulizin(R) stimulates a broad and intricate series of molecular and cellular changes is consistent with the complexity of the immune system and its ability to produce a multi-faceted response to tumors," said Lorus CEO Dr. Jim Wright.

About this discovery

To further elucidate how Virulizin(R) acts on the molecular level, Lorus initiated studies to identify cytokines that may be involved in transmitting the stimulatory effects of Virulizin(R).  In in vivo studies, sera from mice bearing human tumors were studied for altered expression of cytokines upon treatment with Virulizin(R).  Proteomic analyses including 2-D gel electrophoresis and MALDI-TOF mass spectrometry identified IL-17E as a cytokine that is increased in serum in response to Virulizin(R) treatment.  The increase in expression of IL-17E protein in serum was verified by 2 additional assays.  Furthermore, the increase in IL-17E protein appears to be the direct result of an increase in IL-17E mRNA. In vitro studies demonstrated that treatment of isolated splenocytes with Virulizin(R) result in increased IL-17E mRNA expression. Finally, Virulizin(R) treatment in vivo results in increased levels of eosinophils in blood consistent with the role of IL-17E as a pro-inflammatory cytokine, which can induce specific immune responses, associated with eosinophil expansion and infiltration into mucosal tissues.  Given that Virulizin(R) induces IL-17E expression, this leads to the possibility that Virulizin(R) recruits pro-inflammatory cells to the tumor site which may function in parallel and/or in synergy with macrophages and NK cells in mediating tumor destruction.

About Virulizin(R)

Virulizin(R) is a novel immunotherapy that stimulates a patient's innate immune system through the activation of macrophages and the infiltration of NK cells into tumors.  Virulizin(R) is currently in a fully enrolled pivotal Phase III registration clinical trial in North America, South America and Europe.  It has been awarded orphan drug status, fast track status and a special protocol assessment from the United States Food and Drug Administration.  Lorus anticipates having the full data set from the Phase III clinical trial in the fourth quarter of 2005.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies.  Lorus' goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners.  Lorus currently has three products in human clinical trials with a pipeline of eight clinical trials in phase II clinical trial programs and one phase III registration clinical trial.  Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP.  Virulizin(R) is a registered trademark of Lorus Therapeutics Inc.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.  These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company's ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company's ability to attract and retain business partners and key personnel, future levels of government funding, the Company's ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information form, annual reports and 40 -F filings. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: http://www.lorusthera.com.